                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                        --------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 JOEL D. PLASCO
                              33 GLASSHOUSE STREET
                                 LONDON W1B 5DG
                                 UNITED KINGDOM
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                DAVID E. SCHULMAN
                                 BRIAN M. MCCALL
                                2 SERJEANTS' INN
                                     DECHERT
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                                +44 207.583.5353
                        --------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction valuation*                          Amount of filing fee**

         $8,999,084.88                                       $1,800
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 21,574,958 shares of common stock, par value $.001 per share, at the tender offer price of $0.36 per share of common stock, and (ii) 34,225,000 shares of class A common stock, par value $.001 per share, at the tender offer price of $0.036 per share of class A common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,800       Filing Party: GlobalNet Acquisitions Inc.
Form or Registration No.: Schedule TO  Date Filed:   July 25, 2001


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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       This Amendment No. 1 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

       All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

       The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:


ITEM 4.  TERMS OF THE TRANSACTION

       Item 4 of the Schedule TO is hereby amended and supplemented by striking the last sentence in the first full paragraph in the section entitled "The Tender Offer - 14. Certain Conditions of the Offer" in the Offer to Purchase and replacing such sentence in its entirety with:

       "All conditions to the Offer, other than those involving receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the Offer. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares of the Company not theretofore accepted for payment or paid for, and may terminate or amend the Offer or if, as of the scheduled expiration date of the Offer (as extended) and before the acceptance of such shares for payment, any of the following conditions exists:"

       Item 4 of the Schedule TO is further amended and supplemented by striking the last full paragraph in the section entitled "The Tender Offer - 14. Certain Conditions of the Offer" in the Offer to Purchase and replacing such paragraph in its entirety with:

       "The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion (provided that all conditions to the Offer other than those involving receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the Offer). The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       Item 5 of the Schedule TO is hereby amended and supplemented by adding the following paragraph after the last full paragraph in the section entitled "The Tender Offer - 11. Contacts and Transactions with the Company; Background of the Offer" in the Offer to Purchase:

       "Based upon the closing mid-market price of Parent's ordinary shares on AIM on July 16, 2001, the exchange ratio of 1.88 Parent ordinary shares for each Common Share (.188 Parent ordinary shares for each Class A Share) called for by the Merger Agreement indicated a value of approximately $.43 per Common Share ($.04 per Class A Share) based upon prevailing exchange rates."

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ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 6 of the Schedule TO is hereby amended and supplemented by striking the first full paragraph under "Plans for the Company" in the section entitled "The Tender Offer - 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" and replacing such paragraph in its entirety with:

     "In the process of building its financial portal business, the Company has acquired significant minority positions in other technology companies including companies in which Parent holds an investment such as EO plc and Synaptic Systems Limited. In addition the Company owns 26,549,973 ordinary shares of Parent, warrants for 2,654,997 ordinary shares exercisable at (pound)0.75 per share and a warrant for 2% of the currently outstanding Parent ordinary shares (9,967,461 ordinary shares based on the current number of ordinary shares outstanding) exercisable at (pound)0.10 per share for a total interest of 7.6% in Parent."


ITEM 11. ADDITIONAL INFORMATION

       Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

       "On July 30, 2001, the Company received an unsolicited offer from AISoftw@re S.p.A. ("AISoftw@re"), proposing to acquire each outstanding Share of the Company in a stock for stock exchange pursuant to which holders of Company Common Shares would receive ordinary shares of AISoftw@re valued at $0.55 per share and holders of the Company Class A Common Shares would receive ordinary shares of AISoftw@re valued at $0.055 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and Nuovo Mercato in Milan, Italy.

       On August 7, 2001, the Company and AISoftw@re entered into a non-disclosure agreement in order to facilitate discussions between the parties and pursuant to which the Company will furnish information to AISoftw@re regarding the Company and its related businesses. Additionally, pursuant to the non-disclosure agreement, AISoftw@re has agreed that if it does not enter into a definitive merger agreement with the Company by August 15, 2001, it will tender all Shares of the Company owned by it or its affiliates into the Offer currently outstanding by Purchaser. The Company has assigned the rights of enforcement with respect to this obligation to tender Shares to Parent.

       Notwithstanding the execution of the non-disclosure agreement with AISoftw@re or any discussions that may take place between AISOftw@re and the Company, the Merger Agreement remains in full force and effect. Accordingly, the Company's Board of Directors has not withdrawn its recommendation and support of the Offer currently outstanding and it has reiterated its recommendation that Company shareholders tender their Shares into the Offer.

       The AISoftw@re proposal is subject to certain significant contingencies, such as AISoftw@re's completion of due diligence, the execution of a definitive merger agreement and the approval of the Company's Board of Directors."


ITEM 12. EXHIBITS

       Item 12 is hereby amended and supplemented by adding the following exhibits:

       "(a)(5)(A) Press release issued by GlobalNet Financial.com, Inc. on August 7, 2001.

       (a)(5)(B) Non-disclosure Agreement, dated August 7, 2001, by and between GlobalNet Financial.com, Inc. and AISoftw@re S.p.A.

       (a)(5)(C) Assignment Agreement, dated August 7, 2001 by and between GlobalNet Financial.com, Inc. and AISoftw@re S.p.A.

       (a)(5)(D) Assignment Agreement, dated August 7, 2001, by and between GlobalNet Financial.com, Inc. and NewMedia SPARK plc."

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                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        GLOBALNET ACQUISITIONS INC.


                                        By: /s/ Joel D. Plasco
                                            ------------------------------------
                                            Name:  Joel D. Plasco
                                            Title: President




                                        NEWMEDIA SPARK PLC


                                        By: /s/ Joel D. Plasco
                                            ------------------------------------
                                            Name:  Joel D. Plasco
                                            Title: Director



Dated: August 9, 2001